EXHIBIT 99.1

Quantum BioPharma Ltd. Provides Corporate Update

TORONTO, Oct. 31, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K9A) (“Quantum” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, is pleased to announce that pursuant to the entry into its previously announced at the market offering agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (“Wainwright”) on February 16, 2024, announces today, the Company at its discretion may offer and sell, from time to time, through Wainwright as sales agent, Class B Subordinate Voting Shares in the capital of the Company (“Class B Shares”) having an aggregate offering price of up to US$21,225,000 (the “ATM Offering”). A cash commission of 3.0% on the aggregate gross proceeds raised under the ATM Offering will be paid to Wainwright in connection with its services.

Sales of the Class B Shares under the Prospectus will be made in transactions that are deemed to be “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act, including sales made directly on or through the Nasdaq Stock Market LLC (“Nasdaq”). The Class B Shares will be distributed at the prevailing market prices at the time of each sale. As a result, prices may vary as between purchasers and during the period of distribution. No Class B Shares in the ATM Offering will be sold on the Canadian Securities Exchange (the “CSE”) or any other trading market in Canada.

The volume and timing of sales, if any, will be determined at the sole discretion of the Company’s management and in accordance with the terms of the ATM Agreement. If the Company chooses to sell Class B Shares under the ATM Offering, the Company intends to use the net proceeds of the ATM Offering (i) to fund our various clinical studies, trials and development programs, (ii) to fund research and development, and (iii) for general corporate purposes and working capital.

The ATM Offering is being made in the United States pursuant to a registration statement on Form F-3 (File No. 333-276264) filed under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “SEC”) and declared effective on January 4, 2024 (the “Registration Statement”), the base prospectus contained in the Registration Statement (the “Base Prospectus”) and the prospectus supplement dated October 31, 2025 (“Prospectus Supplement”, together with Base Prospectus, the “Prospectus”) filed with the SEC.

You can review our SEC filings, the Registration Statement and Prospectus by accessing the SEC’s internet site at www.sec.gov or on the Company’s website at www.quantumbiopharma.com, through which you can access our SEC filings.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Quantum BioPharma Inc.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly-owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) (“Lucid-MS”). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum has also licensed UNBUZZD™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption for use in the consumer recreational sector, to Celly Nutrition Corp. (“Celly Nu”) and is entitled to a royalty on the revenue generated by Celly Nu from sales of products created using the technology rights granted under the licensing agreement. Quantum continues its R&D activities to develop novel formulations for alcohol misuse disorders and continues the development of such treatments for use in the healthcare sector. Quantum maintains a portfolio of strategic investments through its wholly-owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential or commercial property.

Cautionary Note Regarding Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of Quantum and are based on certain assumptions that Quantum has made in respect thereof as of the date of this press release, including those relating to future sales of Class B Shares under the ATM Offering, the offering price therefor and the use of proceeds thereof. Quantum cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the timing and ability to satisfy all applicable listing and regulatory requirements of the CSE and Nasdaq; the fact that the drug development efforts of the Company and Lucid are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of the Company and Lucid may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of the Company and Lucid; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of the Company and Lucid; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of the Company and Lucid; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected or impacted by unforeseen issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of the Company and Lucid; the inability of the Company to sell under the ATM Offering or upon the terms outlined herein; the prices at which the Company may sell the Class B Shares in the ATM Offering; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR+ (www.sedarplus.ca) and with the SEC on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, the Prospectus and Registration Statement, each under the heading “Risk Factors”. This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Quantum does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Neither the CSE nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts:

Quantum BioPharma Inc.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, Quantum BioPharma Inc.
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com